January 5, 2011
Via EDGAR Correspondence and Facsimile (202-772-9203)
Mellissa Campbell Duru
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SurModics, Inc. Preliminary Proxy Statement on Schedule 14A Filed December 23, 2010 File No. 1-23837
Dear Ms. Duru:
     We have received your December 30, 2010 letter to Robert Buhrmaster providing comments on the disclosures contained in the Preliminary Proxy Statement on Schedule 14A of SurModics, Inc. (the “Company”) filed on December 23, 2010 with the U.S. Securities and Exchange Commission (the “SEC”).
     We have earlier today filed a revised version of the Preliminary Proxy Statement (the “Revised Proxy Statement”), which has been clearly marked to show the changes made to the Preliminary Proxy Statement, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. In addition, we have sent to your attention via overnight courier a clean and marked copy of the Revised Proxy Statement for your convenience.
     Our responses follow below, and are presented in the order found in your letter. The first portion of this letter discusses some recent developments related to the Company’s 2011 Annual Meeting of Shareholders planned to be held on February 7, 2011 (the “Annual Meeting”). As more fully described below and in the Revised Proxy Statement, the Company announced on January 5, 2011, that it had entered into a settlement agreement (the “Settlement Agreement”) with Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC (collectively with affiliates and other related parties, the “Ramius Group”).

January 5, 2011

     On January 5, 2011, the Company filed a current report on Form 8-K describing the terms of the Settlement Agreement which report also includes a copy of the Settlement Agreement as an exhibit. A copy of this report on Form 8-K has been sent to your attention via overnight courier for your convenience.
Settlement Agreement with the Ramius Group
      On January 5, 2011, the Company entered into the Settlement Agreement with the Ramius Group in advance of the Company’s Annual Meeting. Previously on December 10, 2010, the Ramius Group filed preliminary proxy materials (the “Ramius Preliminary Proxy Statement”) with the SEC describing their intentions to nominate David Dantzker, M.D., Jeffrey A. Meckler and Jeffrey C. Smith, as candidates for election as directors of the Company at the Annual Meeting (the “Election Contest”). The Settlement Agreement terminates these proxy solicitation efforts.
     Under the terms of the Settlement Agreement, Dr. Dantzker and Mr. Smith have been appointed to the Company’s board of directors effective immediately. We have agreed to (1) nominate Mr. Smith for election as a Class III director to hold office until the 2014 annual meeting and until his successor has been duly elected and qualified, and (2) nominate Dr. Dantzker for election as a Class I director at the 2012 annual meeting. The Ramius Group has agreed to (1) vote all of the shares of Company Common Stock held by it in favor of the election of all our director nominees at the Annual Meeting and not to nominate any other person for election at the Annual Meeting, (2) vote all shares of our common stock it holds in favor of setting our board size at 10 members, (3) withdraw its nominations of director candidates and (4) terminate all opposition efforts with respect to the Annual Meeting. We have agreed to reimburse the Ramius Group for its reasonable out-of-pocket expenses incurred in connection with matters relating to the Annual Meeting and the negotiation and execution of the Settlement Agreement, up to a maximum of $25,000.
     On January 5, 2011, the Company issued a press release regarding the terms of the Settlement Agreement.
     Accordingly, the Company no longer considers the prior efforts of the Ramius Group to be a “solicitation in opposition” for purposes of the proxy rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has taken this position into account in preparing its Revised Proxy Statement, and responding to the Staff’s comments, as set forth below.
General
     1. Given that the annual meeting for the election of directors is being contested, the company’s preliminary proxy should have been filed under the correct EDGAR tag (i.e., PREC14A rather than a PRE14A). Please refile using the appropriate EDGAR tag. Please contact EDGAR File Support for additional guidance at (202) 551-8900.

January 5, 2011

     We have filed our Revised Proxy Statement using the header tag “PRE14A” because there is no longer a “solicitation in opposition” pursuant to the Settlement Agreement described above.
     2. Please revise the form of proxy card to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).
     The Company has amended the form of proxy card to indicate that it is a preliminary version.
     3. Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, revise to update information required by Item 5(b) of Schedule 14A.
     Because of the Settlement Agreement described above, there is no longer a “solicitation in opposition.” Accordingly, Item 5(b) of Schedule 14A does not apply because the Company’s solicitation of its shareholders for the Annual Meeting is no longer subject to Rule 14a-12(c). Therefore, the disclosures called for by Item 5(b) of Schedule 14A have not been included in the Company’s Revised Proxy Statement. Other blanks have been completed to the extent that the Company is able to do so in the Revised Proxy Statement.
Solicitation of Proxies, page 1
     4. It appears that you intend to solicit proxies by mail, telephone, e-mail, facsimile, press releases, other public statements or “other electronic means”. Consistent with Item 4(b)(1) of Schedule 14A, please clarify the “other electronic” means that will be used to solicit proxies. See our comments below.
     Because of the Settlement Agreement described above, there is no longer a “solicitation in opposition.” Accordingly, Item 4(b) of Schedule 14A does not apply because the Company’s solicitation of its shareholders for the Annual Meeting is no longer subject to Rule 14a-12(c). Therefore, the disclosures called for by Item 4(b) of Schedule 14A have been removed and the disclosures called for by Item 4(a) have been included. In accordance with Item 4(a)(3), the Company expects to solicit by the use of the mails or pursuant to Rule 240.14a-16 and has removed the reference to “other electronic” means.
     5. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
     We acknowledge your comment, and confirm that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, have been and will be filed under the cover of Schedule 14A on the date of first use. However, because of the Settlement Agreement, there is no longer a “solicitation in opposition” so the Company does not expect to file any additional soliciting materials related to the Annual Meeting.

January 5, 2011

     6. Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.
     Because of the Settlement Agreement, the Company only plans to solicit proxies as described in the Revised Proxy Statement, and does not plan to use internet chat rooms.
Election of Directors, Proposal 1 & 2, page 5
     7. Please disclose whether the nominees have consented to be named and agreed to serve, if elected. See Exchange Act Rule 14a-4(d).
     We have revised the disclosure in the Revised Proxy Statement as requested.
     8. We note that the Board of Directors appointed Mr. Maharaj to the Board effective as of December 27, 2010. Revise your disclosure to specify the provisions of the company’s governing instruments that permitted the appointment. Further, please revise to clarify how Mr. Maharaj’s appointment is related to proposal 2.
     We have revised the disclosure in the Revised Proxy Statement as requested. The Revised Proxy Statement explains that Section 3.2 of the Company’s bylaws provide that between annual meetings, the Board of Directors may take action to increase the size of the Board, and to appoint directors to fill any vacancies created by such increase in size. Accordingly, the Board increased its size to ten in order to add Gary R. Maharaj, the new President and Chief Executive Officer of the Company, to the Board of Directors. The addition of Mr. Maharaj to the Board of Directors was effective December 27, 2010. The Company’s bylaws require that in the event an increase or decrease makes it impossible to maintain an equal number of directors in each class, increases shall be allocated to the class or classes with the longest remaining term. Accordingly, Mr. Maharaj was appointed as a Class II director. As a Class II director, Mr. Maharaj is not up for election at the 2011 Annual Meeting and his initial term will run until the Company’s Annual Meeting of Shareholders in 2013 without further action by shareholders. In connection with the Settlement Agreement, the Board further increased the size of the Board of Directors to twelve members to accommodate the appointment of Jeffrey C. Smith and Dr. David Dantzker.
     9. Revise to set forth the reasons why shareholders should vote for proposal 2.
     We have revised disclosure in the Revised Proxy Statement as requested. As explained in the Revised Proxy Statement, the Board believes that shareholders should vote for this proposal because (i) ten directors will be serving on the Board at the conclusion of the Annual Meeting, (ii) the Settlement Agreement provides for a ten-member Board of Directors and (iii) it considers ten to be an appropriate number of directors to provide diversity of opinion and backgrounds on the Board while still facilitating appropriate communication.

January 5, 2011

     10. Revise to clarify the effect on the Board of Directors and its composition if shareholders vote against proposal 2. We may have further comment.
     We have revised disclosure in the Revised Proxy Statement as requested. As explained in the Revised Proxy Statement, if the proposal is defeated, the size of the Board will remain at twelve. However, the number of directors serving on the Board immediately following the Annual Meeting will be ten, therefore there will be two vacancies on the Board. At this time, and in part because of the agreement with the Ramius Group that the number of directors should not exceed ten through the 2012 annual meeting, the Board does not expect to fill such vacancies.
     11. Please revise to specify the class of directors to which Mr. Maharaj was appointed. In this regard, we refer to Section 3.2 of the Restated Bylaws dated November 30, 2009. Referencing the bylaws, please revise to explain the practical consequences to shareholders of Mr. Marahaj’s appointment to such class. For example, as may be appropriate, revise to disclose that shareholders will be unable to vote for Mr. Maharaj in an election of directors until the class’ term expires or he resigns or is removed.
     We have revised disclosure in the Revised Proxy Statement as requested to specifically provide that Mr. Marahaj has been appointed as a Class II director with an initial term that will run until the Company’s Annual Meeting of Shareholders in 2013 without any further action by shareholders.
     In responding to your comments and as you have requested, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	comments of the Staff or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action in response to the filing; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     It is vital that the Company prepare and distribute its definitive proxy materials as soon as possible in order to be able to hold its annual meeting as scheduled on February 7, 2011. Accordingly, we would appreciate your prompt review of this letter and the Revised Proxy Statement. We intend to contact you by January 7, 2011, to confirm that the Staff will not object if the Company promptly finalizes its Proxy Statement and commences the mailing of the definitive proxy materials for the Company’s 2011 Annual Meeting.

January 5, 2011

     Once again, thank you for your comments. If you have any questions, please feel free to call me at (952) 345-3528 or Douglas P. Long at Faegre & Benson LLP, legal counsel to the Company, at (612) 766-7212.

Sincerely,
/s/ Bryan K. Phillips
Bryan K. Phillips
Senior Vice President, General Counsel and Secretary

cc:	Douglas P. Long Robert Buhrmaster, Chairman of the Board